January 27, 2020

Paul W. Scheiber
Vice President and Controller
Sprint Corporation
6200 Sprint Parkway
Overland Park, KS 66251

       Re: Sprint Corporation
           Form 10-K for the Fiscal Year Ended March 31, 2019
           Filed May 29, 2019
           File No. 001-04721

Dear Mr. Scheiber:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology